Northsight Capital, Inc.

7580 E Gray Rd., Ste 103

Scottsdale, AZ 85260

Securities and Exchange Commission March 21, 2018

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: John Reynolds, Assistant Director

RE:Northsight Capital, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Filed February 12, 2018

File No. 333-216863

Dear Mr. Reynolds:

This is in response to the comment letter of the Securities and Exchange Commission dated February 21, 2018 (“Comment Letter”) on the above referenced Registration Statement.

We have revised our Registration Statement in response to the Comment Letter and updated it as necessary. We have concurrently transmitted to the Commission via the Edgar system Amendment No. 3 to the above referenced Registration Statement.

Each of the Commission’s comments is set forth below, followed by the company’s response thereto.

Prospectus Cover

1.Given your response to prior comment 1, please update your disclosure here and throughout your filing to reflect that your shares are now quoted on the OTCQB.

Company Response: The Company has made the requested changes.

Signatures

1.Please further revise the signature block, to confirm that John Venners is signing in his capacity of principal executive, financial and accounting officer.

Company Response: The Company has made the requested changes to the signature block.

Exhibits

1.We reissue prior comment 10 as it appears the legal opinion continues to be limited by an enumerated list of documents in Schedule B. The legal opinion should be based on a review of all necessary or appropriate documents for the purposes of the opinion and not merely the documents counsel subjectively deems necessary. Such documents should not be qualified or limited by reference to a list of enumerated documents such as Schedule B. Please revise accordingly.

Company Response: Legal counsel has made the requested changes to its Legal Opinion filed as Exhibit 5.1.

Securities and Exchange Commission

Division of Corporation Finance

March 20, 2018

We look forward to the Staff’s response to the Form S-1 amendment filed concurrently with this response letter.

Sincerely,

Northsight Capital, Inc.

/s/ John Venners,

John Venners

EVP Operations

cc: Ruairi Regan, SEC Examiner (email)